Wheelchair ADL Solutions Corporation

1324 N. Liberty Lake Rd. #169
Liberty Lake, WA 99019

May 2, 2012

United States Securities and Exchange Commission

Attn: Ms. Amanda Ravitz, Assistant Director; and Mr. Tom Jones, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Wheelchair ADL Solutions Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed March 23, 2012

File No. 333-178417

Dear Ms. Ravitz and Mr. Jones:

We are writing in response to your discussion with our counsel regarding inclusion of clarifying language regarding Matthew Allen’s oral agreement to fund our potential capital shortfalls.  We have added such language to the “Plan of Operation” subsection at the beginning of our “Management’s Discussion and Analysis of Fiscal Condition and Results of Operation” (“MD&A”) section.

Additionally, we have also included financial statements for our first fiscal quarter ending February 29, 2012. Finally, per your conversation with our counsel wherein you indicated that the Commission would likely have additional comments regarding the JOBS Act and the company’s “emerging growth company” status, we have added additional language regarding the same to our risk factor disclosure and MD&A sections.

Please feel free to contact our counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

Matthew Allen

By:   /s/ Matthew Allen

Matthew Allen, Chairman and President